U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

Kalex Corp.

(Name of Small Business Issuer in its charter)

Delaware	13-3305161
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

300 East 33rd St.
New York, New York	10016
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: 212-889-7676

Copies to:
William P. Ruffa, Esq.
Ruffa & Ruffa, P.C.
110 East 59th Street
New York, NY 10022
(212) 355-0606

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which to be so
registered	each class is to be registered

Common Stock, $.01	N/A

ITEM 1. DESCRIPTION OF BUSINESS

Business Development

Kalex Corp.(“we”, “us”, “our”, the “Company” or the “Registrant”) was organized under the laws of Delaware on May 1 ,1984, as Pennate Corp. for the purpose of engaging in the business of electroplating chrome, brass and gold on non-conductive plastic substrates, a business which was transferred to it by it’s parent Victor Kellering, Inc., an issuer subject to the reporting requirements of the The Exchange Act. Soon after it’s organization and the transfer of the business, on May 7, 1984, it’s shares were distributed to the Victor Kellering, Inc. shareholders. In 1985, the Company’s business was sold retaining it’s real properties which it continued to operate from said date through 1996. In 1996, the Company disposed of all of it’s assets and there after remained in an inactive status, during which period it has made no efforts to identify a possible business combination. The Company’s present business purpose is to seek the acquisition of, or merger with, an existing operating entity.

The Company’s common stock is listed for trading on the Pink Sheets under the symbol PNNT. As of the date hereof, there is no bid or offer posted and the stock has traded infrequently during the past three years.

Business of Issuer

The U.S. Securities and Exchange Commission (the “SEC”) defines companies, without assets, which have indicated that its business is to merge with an unidentified company or companies as “blank check” companies. Under SEC Rule 12b-2 of the Securities Act of 1933, as amended (the “Securities Act”) the Company also qualifies as a “shell company”. Blank check companies are subject to various rules and regulations enacted by many states limiting the sale of securities in their states. It is not our intention to cause a market to develop in any of our securities, until we have concluded a successful acquisition or merger. It is our intention to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We intend subject to various factors set forth below to investigate and if such investigation warrants, acquire or merge with a company or business seeking the benefits of a publicly traded company. Our present intentions are to seek a business with long term growth possibilities and good management without any preconceived limitations as to the type of business or industry.

We anticipate that business opportunities will become available to us from many sources including management, lawyers, accountants, brokers and business consultants. The Company may in the future be required to retain the services of business consultants should it be unable to locate a business which it finds suitable for its purposes. The fact that its funds are limited will also limit the retention of such professionals. As of this date, management has not discussed or engaged any such business consultants to assist in securing appropriate candidates to acquire or merge.

Some of the factors which will assist management in determining the viability of a potential acquisition or merger include (i) strength of management; (ii) potential for growth, which would include an analysis of its competitive position as to its products and the expansion of the business into new products; (iii) the size of other companies in the same or competitive business; (iv) capital requirements and its ready availability from commercial sources to enable the business to grow; (v) possible benefit to business from the fact that its shares will be publicly traded ; and (vi) such other factors which may be relevant to the transaction.

Management has a long and successful business history which it will apply in its analysis and investigation of the various opportunities which may come to its attention. No one of the above factors will be controlling, management will review and study all of the facts which it will gather during its investigation and make a determination based upon experience and the available facts. Since we have not set any pre-conditions as to the type of business, the size or its geographical location, potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such opportunities extremely difficult and complex. Further, due to our limited capital resources to complete thorough investigations, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

We are unable to predict with any degree of certainty as to when we will complete a merger or acquisition. Due to the limited capital available to us to investigate and discover business opportunities, it may take Management many months to find, investigate and negotiate a business opportunity suitable for our Company. It is not our intention to raise any capital until such time as a business has been identified as a merger or acquisition candidate.

FORM OF ACQUISITION

The manner in which we will participate in a business opportunity will depend upon the nature of the opportunity, our requirements and goals of and those of the merger or acquisition candidate, and the relative negotiating strength of each of the parties.

The issuance of our common stock or other securities is the most likely manner in which we would acquire a participation in a business opportunity. Although we presently have no candidates and therefore are unable to predict the terms of any transaction in which we do become involved, most often the transaction will be subject to tax considerations. The candidate will most likely desire that the transaction be deemed to be tax-free. In order to achieve these results, the transaction must meet the requirements of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the ”Code”), which provides in part that the owners of the acquired business own 80% or more of the issued and outstanding stock of the surviving entity. The net effect of a transaction made pursuant to Section 368(a)(1) of the Code would result in the prior shareholder retaining 20% or less of the total issued shares of our stock. Depending on the strength of the business to be acquired, the prior shareholders may retain substantially less than 20% of the total issued shares of the surviving entity. The net result is that following a reorganization transaction, the prior shareholders would be subject to a substantial dilution in the equity of the survivor, not likely have control of a majority of the Company’s voting shares and as part of such a transaction, all or a majority of its directors would resign and new directors be appointed without any vote of stockholders.

Most transactions will not require shareholder approval and will be determined in the total discretion of management, in some instances, however, shareholder approval may be required such as in transactions involving the Company in statutory mergers or consolidations. It is managements present intention, so as to avoid the additional time and expenses associated with securing shareholder approval not to engage in any transactions wherein shareholder approval is required.

Reports

Upon the effective date of this filing, the Company will be required to file various reports with the Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The Company intends to deliver annual reports to shareholders.

The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C., 20549. The public may obtain information on the operation at the Public Reference Room by calling the SEC at 1 800-SEC-0330. Additionally, the SEC maintains an Internet site which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company was originally organized to engage in the business of electroplating chrome, brass and gold on non-conductive plastic substrates. In 1996, the Company disposed of all of its assets and employees and remained inactive thereafter. The Company is now a vehicle which intends to investigate and if satisfied with its investigation, acquire a target entity or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal objective is to locate an entity which it can acquire and which has long- term growth potential. We do not anticipate restricting our investigation as to a potential candidate target company to any specific business, industry or geographical location.

The Company is not currently engaged in any business activities and consequently does not generate any cash flow with which to meet its operating expenses. The costs associated with investigating and analyzing possible business entities for the next 12 months and beyond will be paid from funds in our treasury or loans from management.

We anticipate that any costs in operating the Company such as those associated with Exchange Act filings and the investigations of potential candidates will be satisfied through the use of treasury funds, through deferral of fees by certain service providers and any additional amounts, as necessary, to be loaned to or invested in us by management or other investors.

The Company may require additional funds should it consider a business which has recently commenced operations, is developing or expanding existing or new product lines or an established business experiencing financial difficulties. On the other hand, we may become involved with a business not requiring any funds, but which seeks the benefits normally associated with an entity whose stock is publicly traded.

The Company has not investigated nor discussed any possible targets. Depending upon the business which management eventually determines is best for the Company, additional funds may be required, which if not readily available would subject the transaction to great risks. Management may find that the only entity with which it can merge or acquire is in a business which is characterized by a high level of risk.

We anticipate that locating, investigating and closing a transaction by which we acquire or merge with another business entity will be difficult, lengthy and very risky. We, however, believe that present business conditions are such that our Company, notwithstanding its lack of funds can be attractive to those entities seeking the perceived benefits of a company whose shares are publicly traded. Such perceived benefits of companies whose shares are publicly traded, include, facilitating or improving the terms on which equity financing may be obtained, providing liquidity for the principals and investors, creating means for rewarding success in the business through the issuance of stock options or similar benefits to management and employees, and offering greater flexibility in structuring acquisitions, joint ventures and mergers. Since the business world has become so technologically complex, managements tasks of finding, investigating and negotiating a business transaction will be extremely difficult and complex.

RISK FACTORS

The following risk factors should be carefully considered when reviewing the Company’s plan of operation. The risks enumerated hereafter may not be all of the risks a reader should consider.

No operating history.

Since 1976, has been engaged in minimal operations. It has conducted only organizational matters without any earnings from business operations, accordingly there is a risk that we will be unable to continue as a going concern and consummate a business combination. We have no significant assets or financial resources. Management contemplates sustaining operating expenses without corresponding revenues, at least until the consummation of a business combination. This will result in our incurring a net operating loss that will increase until we have achieved our objective of merging or acquiring a profitable business. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

Future success is dependent on the ability of management to locate and attract suitable acquisitions.

The ultimate success of our plan will depend to a great extent on the operations, financial condition and management of the entities with which we conclude a business arrangement. While we intend to seek a business combination with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operation may be dependent upon management of the successor entity and numerous other factors beyond our control. Accordingly, the nature of our operations is highly speculative and as a consequence thereof there is a risk of loss of your investment.

Competition from other entities seeking private companies suitable for our plan of operation.

Our efforts to locate entities with which to consummate a successful business combination is subject to a highly competitive market. The Company’s lack of assets or revenues makes us an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. Many well established and well financed entities including small public companies, blank check companies and venture capital firms are actively seeking candidates which could be desirable targets for us. Competition with better financed organizations may reduce the likelihood of our identifying and consummating a successful business combination.

Our success is totally dependent on management, which is involved in other enterprises and pursuits some of which may be in conflict with our Company.

The ultimate success of our operations is highly speculative and there is a consequent risk of loss of your investment. Any success depends on management’s ability to find, attract and conclude a suitable business combination for our Company. Our management is engaged in other enterprises some of which may be in conflict with us. Management’s conflicts create the risk that they may have an incentive to act adversely to our interests. Management’s own pecuniary interest may at some point compromise its fiduciary duty to our shareholders. Management has stated that in the future it plans to affiliate with other blank check companies which could desire to take advantage of similar opportunities, in which event any officers, directors or principal stockholders would abstain from voting upon such opportunity.

Management intends to devote only a limited amount of its time seeking a suitable business combination for our Company.

Management is engaged in other business ventures and does not anticipate devoting more than a few hours a week to the affairs of the Company. Our officers have not entered into any employment agreements and are not expected to do so in the future. This factor may seriously affect the Company’s ability to locate and consummate a successful business venture.

There are no agreements for any business transactions by the Company.

The Company has no arrangements, agreements or understandings of any kind involving its participation in a merger, joint venture or acquisition of a private or public entity. Nor can it give any assurances that it will in the future locate, investigate and evaluate suitable business opportunities with which it will conclude a business combination. We have not identified any particular industry, product or business for evaluation. There is no assurance that we will be able to negotiate a transaction on favorable terms.

Additional risks associated with any transactions involving foreign entities.

Although Management does not contemplate entering into any business combination agreements with foreign entities, should it become so involved, it will be subject to risks inherent in doing business in foreign lands. These risks may include in part, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax laws, trade embargoes, risks related to shipments of raw material and finished products across national borders and cultural and language differences.

Government regulations.

The Company will be subject to the reporting requirements of the Exchange Act, it does not believe that it will be subject to the Investment Company Act of 1940, as amended,(the” Investment Company Act”). The Company does not plan to become engaged in the business of trading or investing in securities, if however, we do become involved in a transaction which results in our holding passive investment interest in a number of entities, we could become subject to the regulations of the Investment Company Act. Said regulations would require us to register as an investment company which could result in additional costs of operations, i.e. registration and compliance costs. The Company has not obtained nor does it presently plan to secure any determination from the SEC as to our status under the Investment Company Act, consequently a violation of said Investment Company Act could subject us to material adverse consequences.

No public market for our securities.

Although our common stock appears on the Pink Sheets, no market exists for the shares and there is no assurance that a regular trading market will ever develop and if developed, that it will be sustained. Consequently our shareholder’s ability to trade or pledge their shares will be limited.

The Company has no plans to pay dividends.

Presently, the Company does not anticipate paying dividends, cash or otherwise on its Common Stock. Payment of dividends at such time as financial conditions allow will be determined by the management of the Company at that time.

No agreement to vote shares.

None of the officers, directors or principal shareholders have agreed to vote their shares of common stock as a block or in accordance with the vote of the majority of all our non-affiliated future shareholders with respect to any business combination.

We anticipate that we will in all probabilities issue more shares to effectuate any business combination with which we become involved, which will result in substantial dilution.

Our Company is authorized to issue a maximum of 2,000,000 shares of common stock of which 800,000 shares are issued and 725,200 shares are outstanding and 100,000 shares of preferred stock, none of which are issued.. Any business combination effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage our common stock held by our then existing shareholders. Our Board of Directors has the power to issue any or all such authorized but unissued shares without stockholder approval. Accordingly, the issuance of additional shares by the Company in connection with any business combination could materially and adversely affect our present stockholders.

We have no assurance that there is a market for the business contemplated by us.

The Company has neither conducted any marketing research or engaged the services of others to provide such results which would indicate that a market presently exists for the transaction contemplated herein. Our management has not identified any potential targets at this time, as such there is no assurance that we will be able to acquire a business opportunity on terms amenable to us. Decisions as to which business opportunity in which to participate will be unilaterally made by management, which may act without the consent or approval of the shareholders.

Payment of finders fees.

The Company’s lack of funds with which to engage in the independent survey of possible business opportunities, may require it to engage business brokers to provide potential candidates, whose fees for their services will be satisfied by the issuance of shares. No members of management or principal shareholders will be entitled to any finders fees. Presently, the Company has not engaged any business brokers nor has it agreed to pay any finders fees to anyone, nor does it contemplate such at this time.

Reverse mergers do not often attract the major brokerage firms.

The transaction contemplated herein, which is identified as a reverse merger permits the shares of a private entity to be publicly traded without the costs associated with initial public offerings, thus eliminating the brokerages incentive to become involved. No assurance can be given that any brokerage firms will become involved either as market makers or in under taking any subsequent offerings.

The Company cannot give any assurances that its shares of common stock will be listed on any exchanges.

The Company upon the conclusion of a business combination will seek to list its shares of common stock on either the American Stock Exchange or on NASDAQ. No assurances can be given that such business combination will meet the listing requirements of either exchanges or any other stock exchange, or that we will be able to maintain a listing once obtained. Until such time as an exchange listing is secured, the common shares will continue to trade on the Pink Sheets or on the OTC Bulletin Board. Trading on the Pink Sheets will make it more difficult to dispose of shares or obtain accurate quotations. In addition, the Company would be subject to the SECs regulations which impose sales practice requirements on broker-dealers who sell securities governed by the rule to persons other established customers and accredited investors. As a consequence thereof, brokers are reluctant to recommend securities which are subject to these rules, thereby making it more difficult to trade the shares or for the Company to raise any additional funds.

Control by major stockholders.

Kuno Laren and Wonderfull World of Magic, Inc. beneficially own approximately 65% of the Company’s outstanding shares. Norman Chancis King is the sole shareholder of Wonderful World of Magic, Inc. As a result Messrs. Laren and King have voting control of the Company having the ability to elect the directors and approve any transaction which required stockholder approval.

No preemptive rights or cumulative voting.

The Company has not issued nor is it required by law to grant any pre-emptive rights. There is no cumulative voting for directors, therefore the holders of the majority of the shares of common stock elect all of the directors.

Forward -looking statements.

These forward -looking statements are based on management’s belief’s, as well as assumptions made by and information currently available to us. When used in this registration statement, the words ”estimate,” “project,” “believe,” ”anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

ITEM 3. DESCRIPTION OF PROPERTY

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interest in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of certain beneficial owners.

The following table sets forth, as of June 30, 2006, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial	Percentage of
	Ownership	Class

Kuno Laren	277.000	38.2
300 East 33rd Street, Ste. 12E
New York, N.Y. 10016

Norman Chance King	200,000	27.6
330 East 33rd Street, Ste. 15M
New York, N.Y. 10016

All Officers and Directors as a group		65.8
(2 individuals)

(1)	Mr. Laren is President, Chief Executive Officer, Chief Financial Officer and director of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers and directors and additional information concerning them are as follows:

Name	Age	Position

Kuno Laren	82	President and Director

Inga Lamonica	50	Secretary and Director

Alan J. Rude	67	Director

Kuno Laren is a member of the board of directors, president, chief executive officer and chief financial officer. Mr. Laren has been engaged in direct investments for over twenty-five years as a successful investor, investment banker and founder and manager of a number of operating companies. From 1952 to 1966, Mr. Laren was associated in various capacities with Shearson Hammill, Lehman Brothers, Smith Barney and Janney Montgomery. In the period from 1986 to 2006, Mr. Laren acted as the chief executive officer of AHSI, Inc. Grant Enterprise Ltd. and Kalex Corp., which were involved in various business such as operating nursing homes, armored curriers and plastics. Mr. Laren attended Stockholm University, Park University and was awarded a Masters Degree in Economics by New York University.

Inga Lamonica has been member of our board of directors, and secretary since 1996. Mrs. Lamonica’s principle vocation has been teaching. In addition from 1994 to 2005, she was treasurer of private real estate corp. She received a BA in Education from George Washington University and a MA in Education from Queens College. Mrs. Lamonica is Mr. Laren’s daughter.

Alan J. Rude has been a member of our board of directors since 1996. Mr. Rude is the founder of R. W. Wentworth & Co. Inc., which provides investment and business development advisory services to a wide range of clients with a concentration in the public sector. R. W. Wentworth was organized in 1998 to deliver competitive financial returns and increased benefits to its clients by incorporating socially responsible economic, environmental, social and corporate factors into strategic investments decisions. Mr. Rude has over 30 years of senior level experience in securities sales ands trading, corporate finance and entrepreneurial activities. Mr. Rude received a BA in economics from Cornell University and an MBA in finance from The Harvard Business School.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

None of the officers or directors have at any time been associated with any blank check companies.

ITEM 6. Executive Compensation

None of the Company’s officers or directors have received any compensation for the years ended June 30, 2003, 2004 and 2005. There are no understandings pursuant to which management is to receive any remuneration either upon completion of the offering or upon the consummation of an acquisition. None of the officers and directors intends to devote more than a few hours a week to our affairs.

No retirement, pension , profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no related party transactions within the last two years.

ITEM 8. DESCRIPTION OF SECURITIES

Common or Preferred Stock

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 2,100,000 shares of capital stock, of which 2,000,000 are shares of common stock, par value $.01 per share (the “Common Stock”) and 100,000 are shares of preferred stock, par value $1.00 per share (the ”Preferred Stock”). As of June 30, 2006, 800,000 shares of Common Stock are outstanding of which 74,800 are deemed treasury stock and 725,200 are held by the stockholders. No shares of the Preferred Stock have been issued.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of the shares of Common Stock do not have cumulative voting rights or preemptive rights to subscribe for any securities which the Company may desire to offer. Each such holder is entitled to one vote per share on all matters submitted to a vote of stockholders, therefore the holders of more than 50% of the Common Stock could, if they so choose, elect all of the directors of the Company.

All stockholders are entitled to share equally in dividends, when, as , and if declared by the Company’s Board of Directors, out of funds legally available. No dividends have been paid since the Company’s inception. In the event of liquidation, the holders of the Common Stock are entitled to share ratably in all of the Company’s assets remaining after the satisfaction of all of its liabilities.

The description relating to the Company’s securities is a summary and is qualified in its entirety by the Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits.

The transfer agent is Continental Stock Transfer & Trust Company.

PART II

ITEM 1. MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information.

The Company’s Common Stock is quoted on the Pink Sheets ( “PNNT”). The shares, however trade infrequently. .

Shareholders.

As of June 30, 2006, 725,200 shares of the Company’s Common Stock were held by 300 shareholders.

Dividends.

The Company has not paid any dividends to date and does not anticipate paying any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any litigation, nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

There are not now and nor have there been any disagreements regarding accounting and financial disclosures. The Company has retained the services of the accountants whose financial statements appear herein in March 2006. The Company had not retained the services of an accountant to certify its financials for more than ten years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

There have been no sales of unregistered securities during the past three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and agents against expenses including attorney’s fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil , criminal, administrative or investigative (other than an action by or in the right of the corporation), a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceedings, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorney’s fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, by-laws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation as amended provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corp[oration Law, as amended from time to time, each person that such Section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or
•	any transactions from which the director derived an improper personal benefit.

The Company’s Certificate of Incorporation, provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

KALEX CORP.

REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Kalex Corp.

We have audited the accompanying balance sheet of Kalex Corp. as of June 30, 2005 and the related statements of operations, shareholder’s equity (deficit) and statement of cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalex Corp. as of June 30, 2005 and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses in fiscal 2005 and 2004, negative cash flows from operations in fiscal 2005, and has limited cash, factors which raise substantial doubt as to its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
June 2, 2006

KALEX CORP.
BALANCE SHEETS
YEAR ENDED JUNE 30, 2005

	June 30,	March 31,
	2005	2006
		(Unaudited)

ASSETS

Current Asset:
Cash	$1,762	$2,911

Investment in Wetland - Note 4	-	-

Total Assets	$1,762	$2,911

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable and accrued taxes	$3,000	$4,260
Due to affiliate		6,000
Total Current Liabilities	3,000	10,260

Stockholders' Equity (Deficit):
Preferred stock - $1 par value; 100,000 shares authorized;
No shares issued and outstanding

Common stock - $.01 par value; 2,000,000 shares authorized;
800,000 shares issued and 725,200 outstanding	8,000	8,000
Retained earnings	13,787	7,676
Treasury stock, 74,800 shares at cost	(23,025)	(23,025)
Total Stockholders' Equity (Deficit)	1,238	(7,349)

Total Liabilities and Stockholders' Equity (Deficit)	$1,762	$2,911

The accompanying notes are an integral part of the statements.

KALEX CORP.
STATEMENTS OF OPERATIONS
YEAR ENDED JUNE 30, 2005

	Years Ended		Nine Months Ended
	June 30,		March 31,
			(Unaudited)
	2004	2005	2005	2006

Revenues:
Interest income	$78	$67	$55	$33

General and Administrative Expenses	12,261	9,565	6,115	6,144
Expense on investment loss	-	8,000	-
Total expenses	12,261	17,565	6,115	6,144

Net Loss	$(12,183)	$(17,565)	$(6,060)	$(6,111)

Basic and diluted loss per share based
on 725,200 weighted average shares
of outstanding stock:	$(0.02)	$(0.02)	$(0.01)	$(0.02)

The accompanying notes are an integral part of the statements.

KALEX CORP.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIO FROM JUNE 30, 2003 TO MARCH 32, 2006

	Common Stock		Additional	Treasury Stock			Total
	No. of		Paid-In	No. of		Retained	Stockholders'
	Shares	Amount	Capital	Shares	Amount	Earnings	Equity (equity)

June 30, 2003	800,000	$8,000		74,800	$(23,025)	$43,468	$28,443

Net loss for the
year ended
June 30, 2004						(12,183)	(12,183)

June 30, 2004	800,000	8,000		74,800	(23,025)	31,285	16,260

Net loss for the
year ended
June 30, 2005						(17,498)	(17,498)

June 30, 2005	800,000	8,000		74,800	(23,025)	13,787	(1,238)

Net loss for the
nine months ended
March 31, 2006
(Unaudited)						(6,111)	(6,111)

March 31, 2006	800,000	$8,000		74,800	$(23,025)	$7,676	$(7,349)

The accompanying notes are an integral part of the statements.

KALEX CORP
STATEMENTS OF CASH FLOWS

	Years Ended		Nine Months Ended
	June 30		March 31
			(Unaudited)
	2004	2005	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(12,183)	(17,498)	$(6,060)	$(6,111)
Write down of investment		8,000
Changes in Assets and Liabilities:
Accounts payable and accrued expenses	-	0	-	1,260

Net Cash (Applied to) Operating Activities	(12,183)	(9,498)	(6,060)	(4,851)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from affiliate (repaid)	-	0	(3,000)	6,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Return of investment	20,000	-	-	-

Increase (Decrease) in Cash	7,817	(9,498)	(9,060)	1,149

Cash-beginning of the Year	3,443	11,260	11,260	1,762

Cash-End of the Period	$11,260	$1,762	$2,200	$2,911

SUPPLEMENTAL INFORMATION:

Cash Paid for Interest
Cash Paid for Taxes	$775	$525	$525	$275

The accompanying notes are an integral part of the statements.

KALEX CORP.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

Note 1	Organization and Description of Business

Kalex Corp. (“the Company”) was incorporated on March 27, 1984 under the laws of the State of Delaware. The company is a publicly-owned holding company, not currently operating in any business. The company, through a wholly-owned subsidiary, was previously in the real estate business.

Note 2	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on a going-concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The company has incurred losses in the last three years and has minimal cash. The company has relied on cash infusions from parties related to the president and CEO of the company, and unless these continue, substantial doubt exists about the Company’s ability to fund future operations using its existing resources.

Future plans for funding the company include additional infusions from related parties and, or a merger with another company.

Cash and Cash Equivalents

The company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as at June 30, 2005 and March 31, 2006.

 Use of Estimates

Management uses estimates and assumptions in preparing these financial Statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

 Impairment of Long-Lived Assets

The company regularly reviews long-lived assets for indicators of impairment. Management’s judgments regarding the existence of impairment indicators are based on performance. Future events could cause management to conclude that impairment indicators exist and that the value of long-lives assets is impaired. When events of circumstances indicate that the carrying amount of an asset may not be recoverable, the fair value of the asset is compared to its  carrying value. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value.

 Investment

The company’s investment in the preferred shares of a heavy-duty equipment manufacturer, previously shown at cost, has been written off as of June 30, 2005. (See Note 4)

 Loss per Common Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares outstanding during the period. Basic loss per share also excludes any dilutive effect of warrants.

 Interim Financial Statements

Financial statements as of March 31, 2006 and for the nine month periods ended March 31, 2005 and 2006 have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the period shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

 Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax  consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Note 2	(Continued)

New Authoritative Accounting Pronouncements

The Company does not anticipate the adoption of recently issued accounting pronouncements will have a significant impact on its results of operations, financial position or cash flows.

Note 3	Preferred Stock

Since June 30, 2003, there have been no preferred shares issued and outstand-ing. The preferences, dividends, voting power, conversion rights, etc. will be determined by the Board of Directors at the time of issuance.

Note 4	Investment in Manufacturing Company

The Company made a $28,677 investment in Amphibious International Co., Inc. (“Amphibious”), a heavy equipment manufacturing company whose stockholders were also stockholders of the Company. The investment is comprised of shares of preferred stock. In 2004, $20,677 of the preferred shares were redeemed leaving a balance of $8,000 as at June 30, 2004. At that time, Amphibious went out of business and a successor company commenced operations. On June 30, 2005, management estimated that its investment was not recoverable from the successor company, Wetland Co., Inc. The company therefore wrote off its investment as of that date.

Note 5	Commitments

The Company used space in the home/office of one of its principals on a month-to-month basis. No rent was paid during the years ended June 30, 2004 and 2005, and through March 31, 2006.

Note 7	Income Taxes

As of June 30, 2005, the company had net operating loss carryforwards of approximately $487,000 expiring from 2009 to 2024.

At this time, the Company does not believe it can predict profitability for the foreseeable future. Accordingly, the deferred tax asset applicable to subsequent operations has been reduced in its entirety by the valuation allowance. The benefits of net operating losses will not be recognized until management determines that realization is more likely than not to occur.

Note 7	Income Taxes (Continued)

The following is a schedule of the deferred tax asset and applicable valuation allowance:

Year ended
June 30, 2005

Net operating loss carryforward	$487,000

Deferred tax asset	170,500
Valuation allowance	(170,500)

Net deferred tax asset	$-0-

The reconciliation of estimated income taxes attributed to operations at statutory rates to the reported income tax expense (benefit) is as follows:

	2004	2005

Expected federal tax at statutory rates	$(1,800)	$(2,600)
Change in valuation allowance	1,800	2,600

	-0-	-0-

PART III

ITEM 1. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

ExhibitNo.	Description

3.1	Certificate of Incorporation *
3.2	By-Laws *
4.1	Specimen Stock Certificate *
23.1	Consent of Demetrius & Company, L .L.C. , independent registered public accounting firm

* To be filed by amendment

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized.

Date: August 10, 2006	Kalex Corp.

	By:	/s/ Kuno Laren
Kuno Laren, Chief Executive Officer and Chief Financial Officer